UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
FERMYON INC

Legal status of issuer

 Form
 Corporation

 Jurisdiction of Incorporation/Organization
 Delaware

 Date of organization
 October 14, 2011

Physical address of issuer
3220 Clearview Ct, Modesto, CA 95355

Website of issuer
www.shoppinpal.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
50,000
Affiliates of the issuer may invest in the offering, and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis

☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
March 1, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
10

	Fiscal Year Ended September 30, 2019	Fiscal Year Ended September 30, 2018
Total Assets	$190,479	$446,754
Cash & Cash Equivalents	$29,924	$90,253
Accounts Receivable	$4,982	$6,885
Short-term Debt	$49,768	$241,458
Long-term Debt	$508,800	$419,030
Revenues/Sales	$50,955	$68,237
Cost of Goods Sold	$210	$91
Taxes Paid	$450	$0
Net Income	-$160,440	-$564,507

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 1, 2020

FORM C

Up to $250,000.00

FERMYON INC



Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by FERMYON INC, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $250,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions [1]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$250,000.00	$12,500.00	$237,500.00

[1] Excludes fees paid for use of the Form C iDisclose generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.shoppinpal.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is October 1, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION

CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations,

plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.shoppinpal.com

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

FERMYON INC (the "Company") is a Delaware Corporation, formed on October 14, 2011. The Company is currently also conducting business under the name of ShoppinPal (brand name).

The Company is located at 3220 Clearview Ct, Modesto, CA 95355.

The Company's website is www.shoppinpal.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
ShoppinPal designs, builds, and sells system integrations software, apps, data migration technology and implementation services to business-to-business (B2B) cloud system providers and small and medium sized enterprises (SMEs). The company is headed by Sriram Subramanian and operates out of Modesto, California and Pune, India. All of its technology is built in-house for

scalability - once an integration is built for a certain system or customer, it can be reused by any other system or customer that requires it by paying a one-time subscription fee.

Exhibit B to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C.

The Offering

Minimum amount of Crowd Notes being offered	$50,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Notes	$250,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$250,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	March 1, 2021
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 38 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.
With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on our industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. Our management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

We are an early stage company, with limited operating history.
We are an early stage company. We were formed as a corporation in Delaware on October 14, 2011. We have a limited operating history with which you can evaluate our business and prospects. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive markets, particularly the markets for integration platform as a service technology. You should consider the frequency with which early-stage businesses encounter unforeseen expenses, difficulties, complications, delays and other adverse factors. These risks are described in more detail below.

We have a history of losses. If we do not maintain profitability in the future, we may not be able to continue to operate.
We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We may not be able to manage future growth effectively.
If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

We need to continue as a going concern if our business is to succeed.
Because of our recurring losses and negative cash flows from operations, we may not be able to continue as a going concern in the future. Reasons for our possible failure to continue as a going concern include our historical net losses, limited working capital, requirement to repay short and long term indebtedness and the need for additional financing to implement our business plan. If we are not able to attain profitability in the near future our financial condition could deteriorate further, which would have a material adverse impact on our business and prospects and result in a significant or complete loss of your investment. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include both smaller companies and major companies operating worldwide, including Workato, Zapier, Tray.io, and JitterBit. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party providers, suppliers and licensors to supply some of the software and operational support necessary to provide some of our services.

We have a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the services we desire. Some of our software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We also depend on our vendors to provide us services at favorable prices. Many factors outside our control, including, without limitation, labor disputes or shortage of labor, could adversely affect our vendors' ability to deliver to us quality services at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the services or decrease the quality of the services we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase services and could materially affect the prices we pay for these services.

We currently obtain software modules and tools from single or limited sources and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. A number of suppliers may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain the necessary software modules at favorable prices. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing

vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.
The Company distributes its products through sales teams at cloud system providers, value-added resellers, many of whom distribute products from competing software companies. The Company also sells its products and third-party products in most of its major markets directly to small and mid-sized businesses online. The Company may offer services that are competitive to the resellers. Some resellers may perceive the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by following best practices for information and data security along with keeping up with all the privacy regulations across various geographies. The expenses associated with protecting our information/ these steps could reduce our operating margins.

We operate in virtually every part of the world and serve customers in more than seven countries.
In 2020, approximately 50% of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and

actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.
If we fail to comply with them, we could suffer civil and criminal sanctions.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.
Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Sriram Subramanian, and there can be no assurance that he will continue to be employed by the Company for a particular period of time. The loss of Sriram Subramanian or any key employee, member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Sriram Subramanian in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Sriram Subramanian dies or becomes disabled, the Company will not receive any compensation to assist with his absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on

our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial

corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We depend on licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in, and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number

of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

Our use of open source technology could impose limitations on our ability to commercialize our software.

We use open source software in some of our software and expect to continue to use open source software in the future. Although we monitor our use of open source software to avoid subjecting our software to conditions we do not intend, we may face allegations from others alleging ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of the open source software, derivative works, or our proprietary source code that was developed using such software. These allegations could also result in litigation. The terms of many open source licenses have not been interpreted by United States courts. There is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our software. In such an event, we may be required to seek licenses from third parties to continue commercially offering our software, to make our proprietary code generally available in source code form, to re-engineer our software or to discontinue the sale of our software if re-engineering could not be accomplished on a timely basis, any of which could adversely affect our business and revenue.

The use of open source software subjects us to a number of other risks and challenges. Open source software is subject to further development or modification by anyone. Others may develop such software to be competitive with or no longer useful by us. It is also possible for competitors to develop their own solutions using open source software, potentially reducing the demand for our software. If we are unable to successfully address these challenges, our business and operating results may be adversely affected, and our development costs may increase.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality technology could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our platform is sophisticated and complex, and the process for developing and testing it is challenging. Occasionally, our development processes may fail to deliver products of the quality that our customers require. For example, an open source software

that we rely on may have defects that cause failure under heavy load. As a result, our product would need to be enhanced rapidly to cater to such an adverse situation. We may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had

offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If our existing customers or users do not increase their usage of our software, or we do not add new customers, the growth of our business may be harmed.
Our software includes a multitude of broad and deep design, optimization, and analysis applications and functionalities. In order to grow, we must increase our customers usage of these applications and functionalities and add new customers continuously.

Our future success depends, in part, on our ability to increase the:

- number of customers and users accessing our software;
- usage of our software to address expanding design, engineering, computing and analytical needs; and/or
- number of our applications and functionalities accessed by users and customers through our licensing model.

If we fail to increase the number of customers or users and/or application usage among existing users of our software, our ability to license additional software will be adversely affected, which would harm our operating results and financial condition.

Our ability to acquire new customers is difficult to predict because our software sales cycle can be long.
Our ability to increase revenue and maintain or increase profitability depends, in part, on widespread acceptance of our software by small- to- medium-sized organizations worldwide. We face long, costly, and unpredictable sales cycles. As a result of the variability and length of the sales cycle, we have only a limited ability to forecast the timing of sales. A delay in or failure to complete sales could harm our business and financial results, and could cause our financial results to vary significantly from period to period. Our sales cycle varies widely, reflecting differences in potential customers' decision-making processes, procurement requirements, budget cycles and the specific software or products being purchased, and is subject to significant risks over which we have little or no control, including:

- longstanding use of competing products and hesitancy to change;
- customers' budgetary constraints and priorities;
- timing of customers' budget cycles;
- need by some customers for lengthy evaluations;
- hesitation to adopt new processes and technologies;
- length and timing of customers' approval processes; and

- development of software by our competitors perceived to be equivalent or superior to our software.

To the extent any of the foregoing occur, our average sales cycle may increase and we may have difficulty acquiring new customers.

Adverse global conditions, including economic uncertainty, may negatively impact our financial results.
The ongoing SARS-CoV-2 pandemic has resulted in increased travel restrictions and extended shutdown of certain businesses worldwide. These or any further political or governmental developments or health concerns in countries in which we operate could result in social, economic and labor instability. We believe these uncertainties could have a material adverse effect on the continuity of our business and our results of operations and financial condition.

Global conditions, including the effects of the United Kingdom's exit from the European Union, or Brexit, dislocations in the financial markets or any negative financial impacts affecting United States corporations operating on a global basis as a result of tax reform or changes to existing trade agreements or tax conventions, could adversely impact our business in a number of ways, including longer sales cycles, lower prices for our software license fees, reduced licensing renewals, customer disruption or foreign currency fluctuations.

The long-term effects of Brexit will depend on any agreements the United Kingdom makes to retain access to European Union markets either during a transitional period or more permanently. The measures could potentially disrupt some of the markets we serve and may cause those customers to closely monitor their costs and reduce their spending budget on our products and services. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replace or replicate. Given the lack of comparable precedent, it is unclear what financial, trade and legal implications the withdrawal of the United Kingdom from the European Union will have on us.

The United Kingdom Financial Conduct Authority, or the FCA, has announced its intention to phase out LIBOR rates by the end of 2021. It is not possible to predict the effect of this change, or other reforms or the establishment of alternative reference rates in the United Kingdom or elsewhere. We currently expect that, as a result of any phase out of LIBOR, the interest rates under our loan agreement would be amended as necessary to provide for an interest rate that approximates the existing interest rate as calculated in accordance with LIBOR, but could result in an increase in the cost of our variable rate indebtedness.

During challenging economic times our customers may be unable or unwilling to make timely payments to us, which could cause us to incur increased bad debt expenses. Our customers may unilaterally extend the payment terms of our invoices, adversely affecting our short-term or long-term cash flows.

Defects or errors in our software could result in loss of revenue or harm to our reputation.
Our software is complex and, despite extensive testing and quality control, may contain undetected or perceived bugs, defects, errors, or failures. From time to time we have found defects or errors in our software and we may discover additional defects in the future. We may not find defects or errors in new or enhanced software before release and these defects or errors may not be discovered by us or our customers until after they have used the software. We have in the past issued, and may in the future need to issue, corrective releases or updates of our software to remedy bugs,

defects and errors or failures. The occurrence of any real or perceived bugs, defects, errors, or failures could result in:

- lost or delayed market acceptance of our software;
- delays in payment to us by customers;
- injury to our reputation;
- diversion of our resources;
- loss of competitive position;
- claims by customers for losses sustained by them;
- breach of contract claims or related liabilities;
- increased customer support expenses or financial concessions; and
- increased insurance costs.

Any of these problems could harm our business.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You will not have a vote or influence on the management of the Company.

All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the unitholders for a vote. The intermediary does not have any fiduciary duty to you to vote in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.

The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

ShoppinPal sells system integrations software, apps, data migration technology and implementation services to business-to-business (B2B) cloud system providers and small and medium sized enterprises (SMEs). All of its technology is built in-house in for scalability - once an integration is built for a certain system or customer it can be reused by any other system or customer that requires it by paying a one-time subscription fee.

Business Plan

ShoppinPal is committed to building a platform that offers a robust suite of data migration and integration connectors in the B2B SME cloud space, with a focus on retail, hospitality, and service businesses. Its integrations are customizable and come ready to use with single point, plug-and-play access, and deployment. The Company is building its offering to allow any set of systems or apps to connect to any other set, thereby providing any imaginable integration between cloud platforms and their SME end customers, at scale. A significant portion of its technology is published as open source on github.com/shoppinpal which is intended to enable it to build a strong brand and a community of developers, which can then build confidence for market-leading cloud systems to work with the Company as it aims to scale offerings. The technological aim of this innovation is to remove the onus of custom-building new integrations every time multiple new systems are integrated. It also provides complementary services required to onboard an end customer onto the cloud platform/app, ranging from data migration to implementation, training and support. The Company's product offering can be made relevant by the current pandemic-related situation where businesses are moving to "low touch" and "no touch" point-of-sale (POS) systems. This new low touch reality has the potential to drive demand for speedy, customized, and secure integration between the multitude of software systems in the market, which the Company's product aims to deliver.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
B2B Cloud connectors	Integration connectors to enable data flows from any and to any system. For example, transaction data from a POS terminal is pushed in real time to a merchant's accounting system.	ShoppinPal is focused on targeting Leading B2B cloud systems such as Vend, NetSuite, Poynt, and Pooltrackr in the global market.
Automated Stock Replenishment app	App that automates stock replenishment for a retailer by providing an open source and easy to customize workflow combined with integrations to various backend POS and ERP systems.	Mid-sized retailers typically in the $10-100M annualized revenue that operate stores and warehouses that replenish stock at stores and locations.

Competition
The Company's primary competitors are custom software developers and in-house IT teams at cloud system providers. Examples include Wortkato, Zapier, Tray.io, and JitterBit.

Customer Base
The Company's customers are primarily cloud system providers (e.g. POS, Payments, various vertical focused apps) and SME businesses with a focus on retail and restaurants.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Registration#	Mark	File Date	Registration Date	Country
4,511,929	SHOPPINPAL (standard character mark)	10/15/2018	1/07/2020	United States

The Company develops intellectual property in-house but does not currently have any patents or copyright registrations. The Company protects its intellectual property by maintaining it as a trade secret.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 3220 Clearview Ct, Modesto, CA 95355.

The Company conducts business in California, Oklahoma, Australia, Singapore, India, and the United Kingdom.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Fermyon Technologies India Pvt Ltd	Private Limited	India	May 27, 2015	99.9%

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5%	$2,500	5%	$12,500
General Marketing	11.00%	$5,500	11.00%	$27,500
Research and Development	69.00%	$34,500	69.00%	$172,500
Future Wages	12.00%	$6,000	12.00%	$30,000
General Working Capital	3.00%	$1,500	3.00%	$7,500
Total	**100.00%**	**$50,000**	**100.00%**	**$250,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C iDisclose generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and will receive a number of Crowd Notes of the Company that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the Company in the Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds due to a change in business or market conditions.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers
The directors, officers, or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Sriram Subramanian

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, October 2011 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Sriram is the Founder and CEO of the Company and the Company's most senior executive officer. He is responsible for the Company's administrative affairs and the overall direction of the business. The Company was founded while Sriram was graduate MBA student at the University of California Berkeley. He holds an MBA in Entrepreneurship and Venture Capital from UC Berkeley's Haas School of Business, a Master of Science degree in Information Networking, Distributed System, and Networking and Security from Carnegie Mellon University, and a Bachelor of Engineering in Electronics and Telecom from Savitribai Phule Pune University in India.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 10 employees in India.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	35,000,000
Amount outstanding	6,930,665
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	38.14%

Type of security	Series A Preferred Stock
Amount authorized	5,000,000
Amount outstanding	4,859,171
Voting Rights	None
Anti-Dilution Rights	Subject to customary exceptions, holders of the Series A Preferred Stock are entitled to weighted average anti-dilution protection in the event that securities of the Company are issued at a price that is lower than the Series A Preferred Stock conversion price.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	26.74%

Type of security	Series A Preferred Stock Warrants
Amount outstanding	Exercised for 135,112 of Series A Preferred Shares equal to 0.74% of the Company's fully-diluted capitalization as of the date of this offering statement.
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.74%

Type of security	Convertible Notes
Amount outstanding	$154,000.00 Principal Amount
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering).	1.89%

Type of security	Equity Incentive Options and RSUs
Amount authorized	6,440,122
Amount outstanding	4,919,027
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering).	27.1%

The Company has the following debt outstanding:

Type of debt	Credit Card
Name of creditor	Chase
Amount outstanding	$17,402.00
Interest rate	15% APR
Payment schedule	$320 minimum monthly payment
Other material terms	None

Type of debt	Clearbanc virtual credit card (revenue based financing)
Name of creditor	Clearbanc
Amount outstanding	$6,491.00
Interest rate and payment schedule	12.5% fixed fee
Payment Schedule	10% payment deducted from revenue on an ongoing basis
Describe any collateral or security	None

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series A Preferred Shares	$209,999.23	Build the platform core, including 1st POS integration and the initial Retail apps	August 2017	Rule 506 (b)
Convertible Notes	$400,000.00	Built the next set of integrations and apps and crossed $50K annual revenues	July 2018	Rule 506 (b)
Convertible Notes	$69,000.00	Scaled up to several new integrations and grew revenue to nearly 3X in the 9.5 months from Oct 2019 till date	July 2019	Rule 506 (b)
Convertible Notes	$85,000.00	General working capital	May 2020	Rule 506 (b)

Ownership

As of July 2020, a majority of FERMYON INC. is owned by Sriram Subramanian and Ramanathan Hariharan. Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, and are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Sriram Subramanian	47.5%
Ramanathan Hariharan	28.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its seed round of financing in August 2019. Following the current offering, it should have enough liquidity to execute its business plan until March 2022. It is currently profitable and intends to maintain profitability as it continues to invest in growth initiatives. The Company's primary challenge is to acquire enterprise customers in the current limited or no-travel scenario imposed by COVID-19. It has hired a marketing executive and started to put measures in place to engage with prospects and close deals remotely. There are early signs of success with a large deal in the food space the Company closed in May 2020, and it hopes to replicate the same with other key prospects.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds to augment our engineering team to build integrations to allow our technology to connect to any system or app to one another. The Offering proceeds will have a beneficial effect on our liquidity, as of September 28, 2020 we have $195,858 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 250,000.00 in principal amount of Crowd Notes for up to $250,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this

Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 1, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees

The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Note in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Note would convert into capital stock of our company is a Qualified Equity Financing, which we define below.

If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, or (ii) a Corporate Transaction that occurs after a Qualified Equity Financing.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(A) the product of (1) one minus any applicable Discount (which is 20%), and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(B) the quotient resulting from dividing (1) the Valuation Cap ($6.4 million or $8 million, depending on whether the Purchaser is an early bird investor), as defined below by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment

The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above, you will receive an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2x your principal amount). If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

Additional Transfer Restrictions

In addition, you may not transfer the Crowd Notes or any securities into which they are convertible to any of our competitors, as determined by us in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted

to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES

UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Smriti Gupta
Relationship to the Company	CEO's spouse
Total amount of money involved	$11,00.00
Benefits or compensation received by related person	The principal sum of $11,000.00, or such lesser amount as shall equal the outstanding principal amount hereof, together with simple interest on the unpaid principal balance at a rate equal to 5% per annum.
Benefits or compensation received by Company	Seed capital
Description of the transaction	Convertible note issued to CEO's spouse Smriti Gupta for an angel investment. The note, plus accrued interest amount equal to

	$1,100.00, converted to shares of preferred stock on October 30, 2015.

Related Person/Entity	Smriti Gupta
Relationship to the Company	CEO's spouse
Total amount of money involved	$15,000.00
Benefits or compensation received by related person	The principal sum of $15,000, or such lesser amount as shall equal the outstanding principal amount hereof, together with simple interest on the unpaid principal balance at a rate equal to 5% per annum.
Benefits or compensation received by Company	Seed capital
Description of the transaction	Convertible note issued to CEO's spouse Smriti Gupta for an angel investment. The note, plus accrued interest amount equal to $750.00, converted to shares of preferred stock on October 30, 2015.

Related Person/Entity	Kamlesh Gupta
Relationship to the Company	CEO's mother-in-law
Total amount of money involved	$10,000.00
Benefits or compensation received by related person	The principal sum of $10,000, or such lesser amount as shall equal the outstanding principal amount hereof, together with simple interest on the unpaid principal balance at a rate equal to 5% per annum
Benefits or compensation received by Company	Seed capital
Description of the transaction	Convertible note issued to CEO's mother-in-law Kamlesh Gupta for an angel investment. The note, plus accrued interest amount equal to $500.00 converted to shares of preferred stock on April 9, 2014.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Sriram Subramanian
(Signature)

Sriram Subramanian
(Name)

President and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Sriram Subramanian
(Signature)

Sriram Subramanian
(Name)

Founder & CEO
(Title)

October 1, 2020
(Date)

I, Sriram Subramanian, being the founder of FERMYON INC., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of September 30, 2018 and September 30, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the years ended September 30, 2018 and September 30, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects.

(ii) the tax return information of the Company included in this Form reflects accurately the information reported on the tax return for the Company filed for the fiscal year ended September 30, 2019.

/s/Sriram Subramanian
(Signature)

Sriram Subramanian
(Name)

Founder & CEO
(Title)

October 1, 2020
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck

EXHIBIT A
Financial Statements

Fermyon Inc.

Financial statement for year- end September 2018 and 2019

Shoppinpal / Fermyon Inc.
Profit and Loss
October 2017 - September 2019

	Sep 2018	Sep 2019
Income		
4000 Revenue	-	-
4010 Online Sales	68,237	50,955
Total 4000 Revenue	**68,237**	**50,955**
Total Income	**68,237**	**50,955**
Cost of Goods Sold		
5000 Cost of Goods Sold	-	-
5010 Stripe Fees	91	210
Total 5000 Cost of Goods Sold	**91**	**210**
Total Cost of Goods Sold	**91**	**210**
Gross Profit	**68,146**	**50,745**
Expenses		
6000 Salaries	-	-
6010 Salaries Gross Payroll	20,000	
6050 Payroll Processing Fee	750	
6060 Insurance Worker's Compensation	635	259
6740 Employer Benefits	3,320	
6750 Employer Payroll Taxes	438	
6940 Seminars & Conferences	1,741	991
Total 6000 Salaries	**26,883**	**1,249**
6100 Marketing Expenses	-	-
6150 Other Sales&Marketing Expenses	210	1,663
6180 Web Development	100	643
6190 Conferences & Tradeshows	212	
Total 6100 Marketing Expenses	**521**	**2,306**
6200 Facilities Expense	-	-
6280 Online and software services	17,055	6,527
6300 Telco	197	114
Total 6200 Facilities Expense	**17,252**	**6,641**
6400 Office & Admin Expense	-	-
6405 Bank Service Charges	4,001	1,379
6425 Software <$1000	1,198	2,157
6451 Cloud Hosting	2,150	407
6455 Licenses and Permits	886	
6465 Office Expense	756	
6470 Office Supplies	16	
6480 Postage and Delivery	1	
Total 6400 Office & Admin Expense	**9,008**	**3,943**
6500 Travel & Entertainment	-	-
6510 Airfare/ Lodging	5,653	1,354
6530 Ground Transportation	150	1,045
6540 Meals and Entertainment	194	226
6560 Travel - Others	46	

Total 6500 Travel & Entertainment	**6,043**	**2,624**
6600 Professional Services & Consul.	-	-
6610 Accounting/Finance	9,355	4,682
6611 Taxation Services	854	450
6640 Legal & Professional Fees	15,020	1,055
6660 Other Consultants	93,590	64,349
6661 Cost of sub contractors	441,341	102,500
Total 6600 Professional Services & Consul.	**560,161**	**173,036**
Total Expenses	**619,868**	**189,801**
Net Operating Income	**-551,722**	**-139,056**
Other Expenses		
6820 Depreciation	539	614
7050 Interest Expense	7,377	20,770
7200 Exchange gain/loss	4,419	
8000 Taxes	450	
Total Other Expenses	**12,785**	**21,385**
Net Other Income	**12,785**	**21,385**
Net Income	**-564,507**	**-160,440**

Shoppinpal / Fermyon Inc.
Balance Sheet
As of September 30, 2018

	Sep 2018	Sep 2019
ASSETS		
Current Assets		
Bank Accounts		
1010 First Republic Bank	90,258	29,924
1040 Stripe	-5	
Total Bank Accounts	**90,253**	**29,924**
Accounts Receivable		
1200 Accounts Receivable (A/R)	6,885	4,982
Total Accounts Receivable	**6,885**	**4,982**
Other Current Assets		
1240 Recoverable from Others	1,090	1,090
1280 Prepaid Expenses	155	417
1290 Unbilled Revenue	444	2,951
1300 Advance to Fermyon India	334,578	138,391
1350 Options Money Receivable	10,806	10,806
Total Other Current Assets	**347,074**	**153,655**
Total Current Assets	**444,212**	**188,561**
Fixed Assets		
1500 Fixed Assets	-	-
1510 Computer Equipment	11,186	11,186
1511 Accum Dep - Computer Equipment	-8,653	-9,267
Total 1510 Computer Equipment	**2,533**	**1,918**
Total Fixed Assets	**2,533**	**1,918**
TOTAL ASSETS	**446,745**	**190,479**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable (A/P)	36,028	37,899
Total Accounts Payable	**36,028**	**37,899**
Credit Cards		
2020 Chase Credit Card 9480	4,438	10,378
2023 Brex Credit Card		271
Total Credit Cards	**4,438**	**10,648**
Other Current Liabilities		
2050 Accrued Liabilities	199,771	
2150 Payable to Owner	1,222	1,222
Total Other Current Liabilities	**200,992**	**1,222**
Total Current Liabilities	**241,458**	**49,768**
2700 Shareholder Notes Payable	11,653	11,653
2760 Convertible Notes	-	-
2765 Convertible Debt	400,000	469,000
2770 Accrued Interest on Notes Payable	7,377	28,147

Total 2760 Convertible Notes	407,377	497,147
Total Long-Term Liabilities	419,030	508,800
Total Liabilities	660,489	558,569
Equity		
1230 Investments - Other	-1,557	-1,557
3000 Common Stock	914	914
3100 Preferred Stock Series A	399	399
3150 Preferred Stock Series A Issuance Costs	-16,184	-16,184
3310 Additional Paid in capital-Common stock	45,767	51,861
3400 Additional Paid In Capital-Pref Stock	1,789,839	1,789,839
3450 Stock Grant	10,500	10,500
3500 Retained Earnings	-1,479,351	-2,043,858
3600 Treasury Stock	-198	-198
3700 Translation Profit & Loss	635	635
Net Income	-564,507	-160,440
Total Equity	**-213,744**	**-368,090**
TOTAL LIABILITIES AND EQUITY	446,745	190,479

Fermyon Inc.
Statement of Cash Flows
October 2017 - September 2019

	Sep' 2018	Sep' 2019
OPERATING ACTIVITIES		
Net Income	**(564,507)**	**(160,440)**
Adjustments to reconcile Net Income to Net Cash provided by operations:	-	
1200 Accounts Receivable (A/R)	(14,185)	1,903
1280 Prepaid Expenses	5,250	(261)
1290 Unbilled Revenue		(2,507)
1300 Advance to Fermyon India	(38,427)	196,188
1511 Fixed Assets:Computer Equipment:Accum Dep - Computer Equipment	539	614
2000 Accounts Payable (A/P)	(1,131)	1,870
2020 Chase Credit Card 9480	(16,636)	6,211
2023 Chase Credit Card 9498	7,173	
2050 Accrued Liabilities	192,724	(199,771)
2100 Deferred Revenue - Current	(3,900)	
2150 Payable to Owner	1,222	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	132,628	4,246
Net cash provided by operating activities	**(431,879)**	**(156,194)**
INVESTING ACTIVITIES		
1510 Fixed Assets:Computer Equipment	(3,071)	
Net cash provided by investing activities	**(3,071)**	**-**
FINANCING ACTIVITIES		
2765 Convertible Notes:Convertible Debt	400,000	69,000
2770 Convertible Notes:Accrued Interest on Notes Payable	7,377	20,770
3400 Additional Paid In Capital-Pref Stock	35,000	6,094
3450 Stock Grant	10,500	
Net cash provided by financing activities	**452,877**	**95,864**
Net cash increase for period	**17,926**	**(60,330)**

Shoppinpal / Fermyon Inc.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE FISCAL YEARS ENDED September 30, 2018 AND 2019

	Shares		Retained Earnings	Total Members' Equity
	Number	Amount		
Balance at September 30, 2017			306,185	306,185
Prior Period Adjustment to Retained Earnings			(922)	(922)
Issuance of Preferred	73,996	35,000		35,000
Issuance of Stock Grant (Future Share exercise)		10,500		10,500
Net Income			(564,507)	(564,507)
Balance at September 30, 2018	73,996	45,500	(258,322)	(213,744)
Issuance of Common		6,094		6,094
Net Income			(160,440)	(160,440)
Balance at September 30, 2019	-	6,094	(160,440)	(368,090)

NOTES TO FINANCIAL STATEMENTS
September 30, 2018 AND 2019

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Fermyon, Inc, doing business as "Software Company", is organized under the laws of the State of Delaware. **Fermyon Inc** created ShoppinPal, an integration platform as a service with a focus on Retail, Food and Fintech. The company also develops Retail software applications.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with early growth stage business enterprises, including dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates include prior period adjustments to retained earnings and a correcting entry to cash. These adjustments are present on the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase

price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements as a C-Corporation in the federal jurisdiction of the United States. All items of income and expense are reported in the Company's Business tax returns.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C - DEBT

Convertible Notes Payable

In 2018, the company issued a Convertible note payable in exchange for cash for the purpose of funding continuing operations ("the Convertible Notes Payable"). The notes carry an interest at the rates between 5% per annum and payable at a future date determined by management.

Loans Payable

In 2011- 2013, the company issued a series of loans payable in exchange for cash for the purpose of funding continuing operations ("the Shareholder Loans Payable"). The notes do not carry an interest rates and are payable at a future date determined by management.

Preferred Stock

In 2015 & 2017, the company issued a series of preferred stock in exchange for cash for the purpose of funding continuing operations ("Preferred Stock" Series A & Series B).

NOTE D - FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets; *Level 2* - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option- pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

Note E: Subsequent Event

Management considered events subsequent to the end of the period but before September 2020, the date that the financial statements were available to be Issued.

EXHIBIT B

Company Summary



Company: ShoppinPal

Market: Business/Productivity Software

Product: B2B SaaS Cloud Tech Integration Suite

Company Highlights

- Raised $1.07 million in its first equity round, led by Plug and Play Tech Center and Steelhead Ventures[i]
- Integrates with cloud software such as Intuit Quickbooks, Oracle NetSuite, Vend POS and more
- Created successful apps and integrations for unmet needs in the Retail and Food verticals such as automated stock replenishment and custom analytics used by customers across the globe
- Profitable since January 2020 with an annual run rate of $390,000

EXECUTIVE SNAPSHOT

ShoppinPal provides an integration platform as a service (iPaaS) set of automated tools for connecting software applications that are deployed in different environments. iPaaS is often used by large business-to-business (B2B) enterprises that need to integrate on-premises software applications and data with cloud applications and data; for example, connecting accounting software with restocking software. The company's platform offers an extensive, robust suite of integration connectors for a wide range of cloud SaaS systems used by server message block (SMB) operations such as Intuit Quickbooks, Oracle NetSuite, Microsoft Dynamics, Vend, and Toast point of sale systems. The company reached profitability in January 2020 and has continued to remain profitable in the new COVID-19 market environment, as of July 2020.

Other notable highlights include:

- Has raised nearly $2.3 million since its inception in 2011
- The company reports assists with nearly 14 million data syncs per month
- Built and scaled integrations across leading point-of-sale (POS) and enterprise resource planning (ERP) systems such as Vend, Oracle, NetSuite, and Microsoft Dynamics
- Customers include POS company Vend, payment processing company Poynt, SME pool management company Pooltrackr, and high-end watchmaker Daniel Wellington

     

PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, except where otherwise noted.

Early Bird Perks

Investors that purchase the first 100,000 Crowd Notes, and thereby fund the first $100,000, will receive Crowd Notes with a conversion provision based on a $6.4 million valuation cap instead of a $8 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $6.4 million valuation cap (instead of $8 million).

Top Five: The top five highest investors by investment amount on completion of the crowdfunding campaign will be featured on the company's website homepage and social media channels.

COMPANY SUMMARY

Opportunity

Over the last 10 years, cloud computing adoption has been on the rise.[ii] In 2018, the global public cloud computing market topped $270 billion in revenue and is forecasted to reach $623 billion by 2023.[iii] According to MarketWatch, scalability, increased effectiveness, faster implementation, and mobility are a few major factors driving companies to migrate to the cloud.[iv] However, most small and medium-sized enterprises (SME) are just beginning their move to the cloud, which may be adding more complexity to already complex systems.[v]

According to the software review company Trust Radius, Software-as-a-Service (SaaS) and Platform-as-a-Service (PaaS) solutions have increased the adoption of business applications and development platforms. They have also created data silos that remain difficult to access by other software systems.[vi]



iPaaS is a set of automated tools for connecting software applications that are deployed in different environments. iPaaS is often used by B2B enterprises that need to integrate on-premises applications and data with cloud applications and data; for example, connecting accounting software with restocking software. Typically, an iPaaS platform provides pre-built connectors, business rules, maps, and transformations that facilitate the development of integration flows and application programming interface (API) management. iPaaS is distinct from other SaaS and PaaS solutions



because it can solve the problem these solutions have created (i.e. siloed information and disparate systems).[vii] Brian Cunningham at Bloomberg Professional Services writes, "iPaaS enables firms to reduce technology costs, increase data accuracy and reduce time spent on technology maintenance."[viii]

ShoppinPal has built an iPaaS platform with ready-to-use sets of software integration connectors designed to enable any-to-any system connectivity. It focuses on the retail point-of-sale (POS), e-commerce, payments, and restaurant food aggregation and delivery service market segments. Its technology is powered by proprietary, customizable, ready-to-use codebases and architecture. These API connectors are engineered to be fully customizable and ready to use with simple, single-point, plug-and-play access and deployment.

In the wake of the current COVID-19 pandemic, the company has placed extra focus on helping companies move to low touch and no touch transactions. This demands speedy, customized, and secure integration between software systems in the market, which ShoppinPal's product aims to deliver to enable companies to drive automation at accelerated scale and scope.

Product

ShoppinPal's technology is engineered to integrate multiple cloud systems so businesses can function smoothly, and data can move across systems freely. Its integration connectors were designed to facilitate data flows from any- and to-any system. For example, ShoppinPal connectors enable transaction data from POS terminals to be pushed in real time to a merchant's accounting system on an entirely different platform. The company's integration connectors are designed to work with accounting, eCommerce, enterprise resource planning (ERP) and other core systems that are essential to powering business operations. ShoppinPal also provides the complementary technology and services required to onboard the end customer onto the target cloud platform or software application. Its onboarding services range from data migration and implementation to training and support. In addition, the company can aid with building new connectors for data migration and create custom applications for industry and region-specific situations.



Implementations
Certified implementation experts who provide the full breadth of services spanning setup, training and support.
Integrations
Interconnect the essential systems that are critical to your business. Ensure seamless, up-to-date data flows across all systems. Ensure that all missing/new integrations are developed.
Custom Applications
Build custom add-ons, plug-ins and apps to match your business needs.
Data Migration
Migrate your entire historical data from ANY legacy to ANY cloud system(s)

Cloud connectors

The company's integration cloud connectors are designed to help business-to-business cloud platforms and apps as well as help SMEs automate workflows and streamline processes. Some of those features include:





B2B Cloud Platforms/Apps

- Connect platforms app with any leading Cloud software
- Enhance the customer experience with seamlessly integrated data flows
- Deploy micro services to ensure integration data and workflows are secure
- Create white label integrations to provide a user experience that runs as part of a client's own system without third party apps
- Outsource technical DevOps support and onboarding process to focus manpower on core initiatives

SMEs

- Automate workflows amongst all business systems and apps
- Implement customized POS, CRM, and other B2B cloud systems
- Migrate data from an existing setup to any number of cloud systems
- Custom add-ons such as inventory management and warehousing, BI/analytics and reporting
- Ideal for retail, e-commerce, manufacturing, food and beverage, pharma, health and wellness, and online education

Apps

StockUp is ShoppinPal's integration application that automates stock replenishment for retailers. Its open source codebase and easy to customize workflow can be combined with various backend POS and ERP cloud systems to create a seamless integration between applications. StockUp uses advanced supply chain algorithms to derive ideal order quantities and can be customized for customers based on industry and region-specific needs.


Syncs seamlessly with leading ERP and POS systems.
Updates the inventory in ERP/POS based on the incoming stock.
StockUp can auto generate orders for the user based on sophisticated supply chain model algorithms. The user simply has to review and confirm.
Automatically creates corresponding sales orders and consignments.
Built-in receival flow with automatic order reconciliation and barcode scanning reduces errors, and eliminates lost/untracked inventory.
Bin Locations feature that help with physical storage and supports bluetooth scanners.



POSxData

ShoppinPal also provides its POSxData application for analytics and custom reporting. This technology allows clients to build reports with custom attributes from a POS, ERP or eCommerce system, and its Smart Scheduler feature allows recurring reports to be emailed automatically. Data can be imported from any systems that supports CSV exports, and powerful and flexible visual mapper tools plot CSV attributes to targeted system attributes.

Use of Proceeds and Product Roadmap

ShoppinPal intends to use the funds raised in this offering to add new integrations, hire more engineers, invest in brand building, and expand customer success and inside sales. The intended fund allocations are outlined below:


Amount if Minimum $50,000 Raised
Future Wages, $6,000
General Working Capital, $1,500
Intermediary Fees, $2,500
General Marketing, $5,500
Research and Development, $34,500


Amount if Maximum $250,000 Raised
Future Wages, $30,000
General Working Capital, $7,500
Intermediary Fees, $12,500
General Marketing, $27,500
Research and Development, $172,500



If ShoppinPal raises the minimum amount of $50,000, it plans to use the proceeds primarily for the following:

- Intermediary Fees (5%)
- General Marketing (11%)
- Research and Development (69%)
- Future Wages (12%)
- General Working Capital (3%)

If ShoppinPal raises the maximum amount of $250,000, it plans to use the proceeds primarily for the following:

- Intermediary Fees (5%)
- General Marketing (11%)
- Research and Development (69%)
- Future Wages (12%)
- General Working Capital (3%)

Product Roadmap

ShoppinPal plans to build up and add 15 new integrations in 2020. The company intends to focus on integrations for human resources (HR) and payroll cloud platforms. To speed up building the platforms core technology, ShoppinPal aims to onboard three engineers and a Chief Marketing Officer as fulltime employees. The company also intends to engage and invest in brand building and thought leadership. It also plans to expand customer success and inside sales to scale with the increased bandwidth associated with adding additional cloud integrations. The company also intends to launch integrations that are relevant to the COVID-19 situation and open up new categories introduced by the pandemic such as restaurant and food ecosystem integrations to cloud kitchens.



ShoppinPal roadmap and scaling plan 2020-21
Integrations - major push into Food + Cloud Kitchens
Billing Expense Mgmt and other apps that need Accounting - build reference customers by Q4 '20 and scale in each category
Invest in ~10 freemium/self-funded partnerships [use data migration as a hook] with companies that have 50K+ customers (will get upfront clear GTM commitments from them)
Prioritize integration and app deals that strengthen foothold in APAC and EMEA for 2020 (while COVID situation is serious in NA, EU)
10-15 Food space integrations in 9 months; in parallel close 3-5 enterprise deals for those who need these
Prioritize apps along these 2 dimensions
Launch series of new apps that are especially relevant for SMEs to battle the current situation and tap into the expanding integration portfolio
Use Covid Taskforce to open up new categories driven by the Pandemic (e.g. Etailing)

Business Model

ShoppinPal's clients pay a monthly recurring fee for a package of product and software services, which includes tech support and cloud hosted infrastructure. The company also has an open-source revenue model whereby one



MicroVentures

or more clients fund the development of an open-source product, followed by a monthly support, development, and hosting fee. To build an integration connector, the company charges:

- Average development cost of $4,000 per connector
- $1,000 for basic engineering support and scaling triage per connector
- An onboarding fee per customer per month with variable fees depending on the client's data complexity
- Usage-based pricing per API call (dependent upon client needs)

Once a connector is built, it is licensed to other clients on a monthly subscription model basis with additional fees for data migration and onboarding.

For strategic deals, with access to 50,000 or more customers, the company would invest and cover the development cost (very selectively) for a newly built integration to offer a complete pre-built set to a cloud system. The intent is to open up a vibrant marketplace with businesses working directly with ShoppinPal to meet all their workflow automation needs. The company is focused on targeting leading B2B cloud systems such as Vend, NetSuite, Poynt, and Pooltrackr in the global market.

USER TRACTION

ShoppinPal broke even in January 2020. The company has also been profitable every month after the announcement of the COVID-19 pandemic and continues to grow with a current annual $390,000 run-rate. Two new, angel investors and venture funds have invested in ShoppinPal since the pandemic's onset. Some of the company's clients and integration include:

- Microsoft Dynamics
- Square
- Poynt
- Oracle NetSuite
- Intuit Quickbooks

- Landmark Group
- Microsoft Dynamics
- Vend POS
- Zoho
- LightSpeed Retail

- Chronogolf
- Toast
- iVend
- Toast POS

HISTORICAL FINANCIALS

Revenue

	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020
Total Revenue	$8,297	$16,811	$23,619	$54,124	$65,677	$79,151	$101,741

ShoppinPal generated an all-time high of $101,741 in revenue for Q3 2020. This is up 28.5% quarter-over-quarter, compared to Q1 2020 but up more than 330.8% over the same period in 2019. This is mostly due to an increase in integrations with leading cloud systems, each with 10,000+ customers. Through September 2020, the company has generated a total of $246,569 in revenue. Through September, total revenue for 2020 has outpaced 2019's performance by 139.7% year-over-year. The company's rapid growth in revenue year-over-year is attributed mostly to cloud system partners becoming effective channels, coupled with direct acquisition of SMBs via digital marketing and lead generation.





Expenses

	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020
Total Expenses	$50,630	$45,678	$70,554	$54,850	$29,762	$63,050	$74,289

Overall expenditures totaled $74,289 in Q3 2020. As of September 2020, year-to-date, expenses have decreased 41.2% compared to the same period in 2019. As a percentage of revenue, expenses have been on a downward trajectory from a high of 610% of revenue in Q1 2019 to 73% in Q3 2020 as the company focusses on higher efficiency infrastructure combined with cloud platform (Google Cloud) credits and lower expenditure on direct sales due to increased channel performance. So far, payroll expenses are the top category, making up 50% of all expenditures in 2020, followed closely by subcontractor fees which amount to nearly 33% of overall OpEx. In 2019, payroll expenses accounted for 61% of all OpEx, followed by subcontractor fees totaling 30%. Overall, total expenses in 2019 were $221,712.







Net Income

	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020
Net Income	$(42,333)	$(29,003)	$(47,549)	$127	$36,759	$16,955	$28,341

As of September 2020, ShoppinPal has generated a net income of $82,182 in the three quarters of 2020. In comparison, the company generated a net loss of $118,885 in the first three quarters of 2019. As of September 28, 2020, the company had $195,858 in cash on hand. The company intends to continue expanding its customer base and prioritize integration and building apps to strengthen its foothold in the Asia Pacific, Europe, and Middle East and Africa regions. While the COVID-19 pandemic continues to play a role in North America and European Union countries, the company intends to launch a series of new apps which are especially relevant for SMEs to operate under current conditions.



INDUSTRY AND MARKET ANALYSIS

The global Integration Platform as a Service (iPaaS) market is anticipated to reach $1,378.3 billion by 2025. In 2016, the market was valued at approximately $528 billion, and is expected to grow more than 41.5% over the 2017 to 2025 forecast period. The market's segments consist of cloud technologies such as cloud storage, cloud computing, and other internet technologies that are associated with shared devices and converged infrastructure for enterprises. The rapid innovation capabilities in the iPaaS market and the need for lean and quicker integrated platforms have driven the adoption of iPaaS technologies. Exponential growth in user subscriptions, over the last



few years, has driven key players in the information technology and cloud computing industry to venture into and invest in this industry.[ix]

Segments and sub-segments of the market include:[x]

- Cloud service orchestration
- Data transformation
- Application programming interface management
- Data integration
- Real-time monitoring and integration
- Business-to-business and cloud integration
- Application integration
- Training and consulting
- Support and maintenance

Market Drivers

The increasing adoption of cloud technology is a key factor expected to drive growth of the iPaaS market over the forecast period. Other market drivers include the need for highly responsive intelligent systems to form future strategy plans, mitigating risk and fraud, personalization, and an overall performance improvement in business processes. However, high cost associated with implementation and complications in interoperability between different applications are major factors expected to limit growth of the global iPaaS market.[xi]

Regional Analysis

North America is expected to dominate the global market in terms of revenue, due to high adoption rates for cloud services among multiple industries in the region. However, the Asia Pacific region is anticipated to experience the fastest growth, in terms of revenue, due to the high penetration of IT solutions in the region. The Latin America and Middle East and Africa regions are expected to undergo significant growth over the coming years due to increasing preferences for cloud technology and IT services in the various industries.[xii]

ShoppinPal operates within the business/productivity software industry. In 2019, the business/productivity software industry received a record-high $55.5 billion in venture capital investment, spread across 8,076 deals. Despite decreasing deal size in 2019 relative to 2018, venture capital investment for 2019 grew roughly 10% year over year. Other notable industry milestones from 2009 to 2019 include the following:[xiii]

- $247.24 billion invested between 2009 and 2019 across a total of 54,314 deals.
- An increase in capital invested of ~70% from 2017 ($29.77 billion) to 2018 ($50.52 billion).
- Median deal size of $2 million in 2019, a record high for the reporting period.
- Median post-money valuation of $15.85 million in 2019, a record high for the reporting period.





Capital Invested & Deal Count in Business/Productivity Software Companies

Source: PitchBook Data. Inc.

COMPETITORS

Workato: Founded in 2013, Workato provides an app integration and automation platform for cloud-based businesses. Its technology enables both business and IT teams to integrate their apps and automate business workflows without compromising security and governance. The company claims there is no coding required, and the platform utilizes machine learning (ML) and patented technology to make the creation and implementation of automations faster than traditional platforms.[xiv] It also boasts a client base of more than 21,000 organizations across 57 countries.[xv] In November 2019, Workato announced it raised $70 million in Series C funding led by Redpoint Ventures with participation from Norwest Venture Partners, Geodesic Capital, Battery Ventures, and Storm Ventures.[xvi]

Zapier: Founded in 2011, Zapier provides workflow automation tools to make automation easy and accessible for everyone. The company's technology integrates more than 2,000 online tools to connect apps and assist with automation. Its app integrations include Salesforce, Intuit, Google, and Dropbox. Zapier offers a basic free automation package with 100 free automated tasks per month. However, its paid options range from $19 to $599 and provide service for 750 tasks per month for the starter package and 100,000 tasks per month for enterprise level company plan, respectively.[xvii] The company has more than 100,000 customers and a total of 3 million users. It is reported that the company generates $50 million in annual recurring revenue (ARR) and has a customer lifetime value (LTV) of $883 per user.[xviii] Zapier has raised only one round of funding, a $1.2 million seed round in 2012.[xix]

Tray.io: Founded in 2012, Tray.io provides a flexible cloud-platform and integration tools to connect entire could stacks for businesses. Its visual workflow builder helps customers create automations to drive business processes without writing a line of code. The company's customers include IBM, GitHub, Forbes, Lyft, and DigitalOcean. Tray.io offers four packages: Standard, Standard Plus, Professional, and Enterprise. Prices for the first three plans start at $595, $1,450, and $2,450 respectively. The enterprise package has custom pricing and can be tailored to fit a user's needs. In October 2019, the company closed on $50 million in Series C funding,[xx] just five months after



it raised $37 million in its Series B.[xxi] The Series C round was led by Meritech Capital with participation from Spark Capital, GGV Capital, and True Ventures.[xxii]

JitterBit: Headquartered in Alameda, California, JitterBit provides an API integration platform to help companies connect SaaS (software-as-a-service) and on premises and cloud applications with artificial intelligence. The company's industry experts work side-by-side with customers to create new API integrations to aid with the rapid integration of business-critical cloud applications. The company claims to have 50,000 customers[xxiii] and was ranked #1 in customer satisfaction for Cloud Data Integration on G2Crowd in 2016.[xxiv] In November 2017, JitterBit raised $25 million in Series C funding, led by KKR (Kohl, Kravis, and Roberts) (NYSE: KKR).[xxv]

EXECUTIVE TEAM



Sriram Subramanian, Founder and CEO: Prior to founding ShoppinPal, Sriram was a senior product manager at eBay U.S, where he managed payment volume products including Turbo Checkout. He was also among the first few engineers at the security startup Trustgenix, which was acquired by Hewlett Packard in 2005.[xxvi] Sriram holds a bachelor's degree from Savitribai Phule Pune University, an MBA from UC Berkeley, and a Master of Science from Carnegie Mellon University.



Siddharth Madhusudan, Chief Marketing Officer: Sid leads strategic planning, marketing, and business development activities at ShoppinPal. Before ShoppinPal, he was a principal advisor of Virtual Capital Solutions at ScrumStart and the global head of online-branding and marketing at Sakal Media Group. He holds a bachelor's degree from Ferguson College and a post graduate degree in marketing and management from the Indian Institute of Management, Ahmedabad.



Dipti Singla, Head of India and SEA Business: Dipti is responsible for growing ShoppinPal's India/SEA business under the Bnext brand. She is a serial entrepreneur and brings a deep understanding of the challenges SMEs face. Dipti brings deep expertise with running sales and operations, along with project and product management. She holds an MBA from HIM Sonepat and is a graduate of the Indian School of Business Women Entrepreneurs - Entrepreneurial and Small Business Operations program.





Arun Radhakrishnan, Chief Operations Officer and Head of Product: Before ShoppinPal, Arun spent five years in banking technology performing process and program management at Citibank in New York. Later, he went on to become the first employee and shareholder at a travel tech startup, managed the construction of a new factory in India, and handled digital marketing and process improvement initiatives at a mid-sized forging company. Arun holds an MBA in Finance, Strategy, and Business Development from Oxford and Master of Science in Computer Science from New York University (NYU).



Kamal Khatwani, VP of Engineering: Kamal is responsible for designing technical architecture across projects and optimizing algorithms for ShoppinPal's apps. Before joining the team, he was a co-founder at TheMakersWeb, a company focused on building customized web-based applications and websites. He was also a data-base administrator for Tata Consultancy Services. He holds a Bachelor of Engineering in Computer Science from the University Institute of Technology, Bhopal.



Zsolt Szeberenyi, Architect, Backend Lead: Prior to ShoppinPal, Zsolt was the team lead for the inventory module at the POS cloud company Vend, which is now a ShoppinPal client. He has built and scaled multiple systems which rank in the Alexa top 30 and has deep expertise with architecting and scaling APIs. He authored the PHP micro framework, Yapep, which is used extensively by ShoppinPal and several other startups. He studied information technology at Kando Kalman Technical College in Budapest.

PAST FINANCING

Round	Date	Amount	Security	Price per Share	Interest rate	Valuation/Cap
Debt Financing	Jul-19	$0.051M	Convertible Note	5%	N/A	$5.5M
Debt Financing	Apr-19	$0.413M	Convertible Note	5%	N/A	$5.5M
Series A	Sep-17	$1.29M	Preferred Stock	N/A	$0.473	$5.5M
Debt Financing	Jan-14	$0.330M	Convertible Note	5%	N/A	$5M
Debt Financing	Feb-13	$0.191M	Convertible Note	5%	N/A	$5M

Investors:	• Steelhead Ventures	• Plug and Play Ventures
	• RightSide Capital	• Alchemist Accelerator

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $250,000
Discount Rate: 15%
Valuation Cap: $5.5 million or $7 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a



15% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $5.5 million valuation cap or a $7 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

The Economic Times: Big gain for ShoppinPal
Inc 42: Pune-based ShoppinPal Raises $1 Mn Funding
Business Standard: ShoppinPal: One-stop platform for Indian merchants
Your Story: How this SaaS startup helps SMEs conduct transparent operations by digitising the supply chain

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,



- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

i https://economictimes.indiatimes.com/small-biz/startups/big-gain-for-shoppinpal/articleshow/53207405.cms

ii https://www.marketwatch.com/press-release/cloud-migration-market-2019-global-industry-trends-size-segments-competitors-strategy-regional-analysis-review-key-players-profile-statistics-and-growth-to-2024-analysis-2019-04-23

iii https://www.prnewswire.com/news-releases/623-bn-cloud-computing-market---global-forecast-to-2023-increase-in-adoption-of-hybrid-cloud-services-300820321.html

iv https://www.marketwatch.com/press-release/cloud-migration-market-2019-global-industry-trends-size-segments-competitors-strategy-regional-analysis-review-key-players-profile-statistics-and-growth-to-2024-analysis-2019-04-23

v https://www.architecting.it/blog/cloud-native-data-protection/

vi https://www.trustradius.com/buyer-blog/ipaas-global-market-trends-2019

vii https://www.trustradius.com/buyer-blog/ipaas-global-market-trends-2019

viii https://www.trustradius.com/buyer-blog/ipaas-global-market-trends-2019

ix https://www.marketwatch.com/press-release/integration-platform-as-a-service-market-outlook-high-business-opportunities-driving-hefty-growth-till-2025-2020-07-03?tesla=y

x https://www.marketwatch.com/press-release/integration-platform-as-a-service-market-outlook-high-business-opportunities-driving-hefty-growth-till-2025-2020-07-03?tesla=y

xi https://marketresearch.biz/report/integration-platform-as-a-service-market/

xii https://marketresearch.biz/report/integration-platform-as-a-service-market/

xiii Pitchbook data: May 5, 2020

xiv https://www.linkedin.com/company/workato/about/

xv https://www.workato.com/about_us



xvi https://www.businessinsider.com/workato-raises-70-million-redpoint-ventures-2019-11

xvii https://zapier.com/pricing

xviii https://blog.getlatka.com/zapier-hits-3m-subscribers-doubles-customer-lifetime-value-in-18-month/

xix https://www.drift.com/blog/how-zapier-grew/

xx https://www.prnewswire.com/news-releases/trayio-raises-50-million-series-c-to-change-the-future-of-work-with-general-automation-300965118.html

xxi https://techcrunch.com/2019/04/29/tray-io-hauls-in-37-million-series-b-to-keep-expanding-enterprise-automation-tool/

xxii https://www.prnewswire.com/news-releases/trayio-raises-50-million-series-c-to-change-the-future-of-work-with-general-automation-300965118.html

xxiii https://www.linkedin.com/company/jitterbit/about/

xxiv https://www.prweb.com/releases/2016/04/prweb13358863.htm

xxv https://www.jitterbit.com/press-release/jitterbit-raises-25-million-series-c-funding-led-kkr-capitalize-major-market-expansion/

xxvi https://www.zdnet.com/article/hp-to-acquire-identity-management-firm/

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Fermyon Inc.
3220 Clearview Ct
Modesto, CA 95355

Ladies and Gentlemen:

The undersigned understands that Fermyon Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $250,000.00 of Crowd Note (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated October 1, 2020 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on March 1, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall

bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

    a) General Rule.

    Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    b) Appeal of Award.

    Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party

may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	3220 Clearview Ct Modesto, CA 95355 Attention: Sriram Subramanian
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Fermyon Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

FERMYON INC

CROWD NOTE

FOR VALUE RECEIVED, Fermyon Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $6.4 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is March 1, 2021.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

1

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $250,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the

liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

  i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy;

  ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

  a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

  b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

  c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      A. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

      B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

  d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

  e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company,

or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>,

that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the

existence, content or results of any arbitration without the prior written consent of the other parties.

b.   **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c.   **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d.   **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

FERMYON INC

CROWD NOTE

FOR VALUE RECEIVED, Fermyon Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $8 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is March 1, 2021.

1. Definitions.

    a.   "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

    b.   "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c.   "**Corporate Transaction**" shall mean:

        i.   the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii.   the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $250,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the

liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

  m. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

  a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

  b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

  c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      A. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

      B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

  d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

  e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

   a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

   b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

   c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

   d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

   e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

   f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

   g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company,

or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u>

that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the

existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck



The single-point gateway for cloud integrations and apps.

B2B Cloud Integrations

ShoppinPal

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

The Problem: Cloud Silos with missing integrations and apps potentially result in a LACK OF AUTOMATION

Businesses on the Cloud journey potentially waste **time and money** due to a lack of integration amongst systems and apps.[i]


HR
POS
STORE
APPS
Accounting



Cloud platforms like POS and eCommerce providers may need allies to potentially plug **the pain points** in the lifecycle from deal closure through ongoing success for their customers.

i. https://www.trustradius.com/buyer-blog/ipaas-global-market-trends-2019

The Solution:
A Universal System-to-System and App Integration Platform


Accounting
ERP
POS
Payment
E-com
HR
ShoppinPal
Analytics
Loyalty
Supply Chain
Inventory management

- Our technology is designed with universal system-to-system data flows to link up any system or app to one another.
- New customers can gain access to **multiple ShoppinPal legacy** integration applications.
- Our integrations can be embedded within a customer's core system enabling frictionless user experiences and data security.
- **COVID-19:** Our platform can help businesses automate processes and reduce manual interaction enabling businesses to follow COVID-19 safety protocols and focus on strategic initiatives.

Engagement Model and GTM with customers (Cloud Systems and SMEs)

Cloud Platform uses our plug & play data connectors

CS then **becomes a channel,** bringing us their customers for onboarding

SME discovers and signs up for our other offerings that plug other critical gaps for them, like business intelligence



POS, Food Apps etc.
eCom
Employee Management
Accounting
Time + Attendance
Expenses management
HR systems
Payment

Focus on POS, Accounting and HR - 3 areas that are the heart of Ops for most SMEs

Our pre-built Integration connectors are designed to be deployed within leading SaaS systems without writing any code at a fraction of the cost.

Your System
Search System
Jane Doe
Home
Dashboard
Accounting
Help Center
Settings
Accounting
quickbooks. Desktop
Quickbooks Desktop
QuickBooks Desktop Pro helps you organize your business finances all in one place so you can be more productive. Simple to set up and use. Stay on top of invoices, manage expenses, get reliable reports for tax time and import your data from a spreadsheet.
Sync
quickbooks. Online
Quickbooks Online
QuickBooks Desktop Pro helps you organize your business finances all in one place so you can be more productive. Simple to set up and use. Stay on top of invoices, manage expenses, get reliable reports for tax time and import your data from a spreadsheet.
Sync
xero
Xero Accounting
Online accounting with Xero opens up a world of opportunities to increase efficiency, streamline the way you manage your business, and add moments of beauty into your working day.
Sync







ShoppinPal www.shoppinpal.com

We aim for a seamless user experience; the business/user can setup the integration within their primary interface (e.g. payments system).


Your System
Search System
Jane Doe
Home
Dashboard
Accounting
Help Center
Settings
Accounting
intuit quickbooks
Desktop
View step-by-step instruction
FAQs
Setting-up Quickbooks Desktop
1 2 3 4
Download Quickbooks Web Connector to your computer.
Download QBWC file

Users can migrate several years of historical data before kicking off ongoing sync.

Your System

Home
Dashboard
Accounting
Help Center
Settings

Search System

Jane Doe

Accounting

quickbooks. Desktop

View step-by-step instruction
FAQs

Account Mapping

To start using QuickBooks integration, please provide us with the following information.

YOUR SYSTEM		QUICKBOOKS		STATUS
CATEGORY	DESCRIPTION	TYPE	FIELD	
Currency	Transactions will be synced with the default store currency.	n/o		Synced
Sales	All sales done via Your device are synced as income items. Only Settled transactions will be synced	Income	Sales	Synced
Tips	All tips collected on your device will be synced as a separate line items	Income	Tips	Synced
Refund	All refunds via your device will be synced appropriately as income items	Income	Refund	Synced
Taxes	All taxes setup in your system and changed on a transaction will be show up as a separate line item with the name set in Your system	Liability	Taxes, else name as per Catalog	Synced
Discount	All discount & Fees set up in your system and change on a transaction will show up on a separate line item with the name set in Your system.	Income	Discount	Synced
Fees	All discount & Fees set up in your system and change on a transaction will show up on a separate line item with the name set in Your system.	Income	Item fees	Synced

Sync starting from [ ] < to [ ] < <

Sync

The primary system is designed to allow data sync details to be easily accessed, while end-user data security is ensured by restricting data to stay within existing systems.

Your System

- Home
- Dashboard
- **Accounting**
- Help Center
- ⚙ Settings

🔍 Search System

⊕ 🔍 🔔 Jane Doe ⌄

Accounting

intuit quickbooks. Desktop

Last Transaction synced at 12:59pm on 05/18/2019

SYNC ACTIVE 🔵

EDIT SETTINGS

Recently Synced Reports

APP	STARTED AT	COMPLETED AT	DATE RANGE	SYNCED	STATUS
⊕	12:59pm 05/18/2019	12:59pm 05/18/2019	08/01/2019 12:00am - 12/06/2019 11:59pm	1 new transaction 0 new refunds 0 new orders	Complete
⊕	12:59pm 05/18/2019	12:59pm 05/18/2019	08/01/2019 12:00am - 12/06/2019 11:59pm	1 new transaction 0 new refunds 0 new orders	Complete
⊕	12:59pm 05/18/2019	12:59pm 05/18/2019	08/01/2019 12:00am - 12/06/2019 11:59pm	1 new transaction 0 new refunds 0 new orders	Complete
⊕	12:59pm 05/18/2019	12:59pm 05/18/2019	08/01/2019 12:00am - 12/06/2019 11:59pm	1 new transaction 0 new refunds 0 new orders	Complete
⊕	12:59pm 05/18/2019	12:59pm 05/18/2019	08/01/2019 12:00am - 12/06/2019 11:59pm	1 new transaction 0 new refunds 0 new orders	Complete
⊕	12:59pm 05/18/2019	12:59pm 05/18/2019	08/01/2019 12:00am - 12/06/2019 11:59pm	1 new transaction 0 new refunds 0 new orders	Complete
⊕	12:59pm 05/18/2019	12:59pm 05/18/2019	08/01/2019 12:00am - 12/06/2019 11:59pm	1 new transaction 0 new refunds 0 new orders	Complete

With COVID-19 driving cash and manpower shortages, businesses may need Ops automation more than ever.

Cloud platforms may be moving upstream to larger accounts but have huge gaps we aim to solve!

ShoppinPal's integrated suite is designed to deliver the "must haves"

We aim to address must-haves with a holistic platform-based Solution.

The One-Stop-Shop for Cloud Tech Needs

Whitelabel/embedded integration
End2End model - build, deploy, support
Framework for integrated custom apps
SME B2B Focus
Workflow Automation
YES
YES
YES
YES
YES
ShoppinPal
Competitor 1
NO
NO
YES
Competitor 2
NO
YES
YES
Competitor 3
NO
NO
YES
Competitor 4
Slow
YES
YES





ShoppinPal www.shoppinpal.com

Genesis of the idea, motivation, and the ShoppinPal journey



Sriram Subramanian
Founder and CEO

During my tenure at eBay and PayPal I was the PM for Turbo Checkout, which gave me the opportunity to have deep conversations with SMEs of different profiles across the world. I heard a recurring theme on their challenges with Cloud adoption and how they needed help getting past the operational issues plaguing their businesses through the implementation lifecycle.

My experience as the 1st tech employee at a young startup **(Trustgenix - acquired by HP)**[i] and support from my Alma Mater, **UC Berkeley's Skydeck,** gave me the necessary fuel and confidence to launch ShoppinPal. We've established partnerships and deployed a new business model to platform-ize our integrations and apps.

We are distributed across the **U.S., India, and New Zealand**. We have delivered complex tech at scale with multiple partners and customers. The geographical distribution has helped us serve our customers better who are now spread across the world.

i. https://www.businesswire.com/news/home/20051130005332/en/HP-Acquire-Trustgenix-Bolster-Identity-Management-HP

ShoppinPal Leadership



Arun Radhakrishnan
COO
NYU, Univ of Oxford

Swiss army knife handling BD, Sales, PM and Product. Built key partnerships, closed enterprise deals on four continents. Previously co-founded a Travel Tech startup and held finance and PM roles at Citi Bank.



Zsolt Szeberenyi
Architect and Backend Lead

Previously built the product core for Vend, a Cloud POS application. Deep expertise with architecting and scaling APIs. Built multiple systems that rank in the **Alexa top 30**. Author of the PHP micro framework Yapep that has been in use for several years by several "data heavy" companies.



Sid Madhusudan
Chief Marketing Officer

Sid is an alumnus of IIM Ahmedabad with over two decades of experience in India and the U.S., who enjoys using his marketing and tech expertise to drive rapid growth for startups. As a founding team member, Sid helped two seed stage startups grow.



Kamal Khatwani
CTO

Kamal runs StockUp (our open source automated replenishment app) and manages all engineering aspects. Former co-founder at TheMakersWeb, he brings 3+ years of expertise in building connectors for a wide range of on-premise and B2B cloud systems.



Sayan Bhattacharya
Fullstack Engineer

Passionate about startups since engineering days. Has expertise in turning complex problems into products. Built tow startups Maptags and Martbell during undergrad. One of the engineers selected for the Sequoia Surge 10XE in 2019.

Awards & Recognition



Selected by *Invest Stockholm* as one of the top B2B tech startups that has the potential to scale in Sweden



Top 20 (Western Zone) startups to be featured in the Leaders of Tomorrow series by Times Network



Featured as one of the top 10 companies to watch in Retail tech and inventory management

https://www.investstockholm.com/globalassets/documents/indian_delegation_startup_flight.pdf
https://www.youtube.com/watch?v=AZnJDYNLEbI
https://www.disruptordaily.com/retail-inventory-management-10-companies-watch-2018/



shoppinpal

Partner with us on our journey as we evolve to the next level...

www.shoppinpal.com

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,

- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,

- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,

- Changes in laws and regulations materially affecting the company's business,

- Liability risks and labor costs and requirements that may jeopardize the company's business,

- Dependence on and inability to hire or retain key members of management and a qualified workforce,

- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,

- Issuance of additional company equity securities at prices dilutive to existing equity holders,

- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and

- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.